                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]  ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT OF
     1934

For the fiscal year ended December 31, 2000

                                       OR

[ ] TRANSITION  REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE
     ACT OF 1934

For the transition period from         to

                         Commission File Number 1-11377

                   CINERGY CORP. UNION EMPLOYEES' 401(k) PLAN
                            (Full title of the plan)

                                  CINERGY CORP.
          (Name of issuer of the securities held pursuant to the plan)

                             139 East Fourth Street
                             Cincinnati, Ohio 45202
                    (Address of principal executive offices)

                         Cinergy Corp. Union Employees'
                                   401(k) Plan

                        Financial Statements and Exhibits

                                                                   Page No.
                                                                   --------

(a)  Financial Statements

     Report of Independent Public Accountants                       3

     Statements of Net Assets Available for Benefits
      as of December 31, 2000 and 1999                              4

     Statement of Changes in Net Assets Available
      for Benefits for the Year Ended December 31, 2000             5

     Notes to Financial Statements                                6-10

     Financial Statement Schedules (As Required By The
       Employee Retirement Income Security Act of 1974):

       Schedule I - Schedule of Assets Held for Investment
         Purposes At End of Year December 31, 2000                11

       Schedule II - Schedule of Nonexempt Transactions           12
         At End of Year December 31, 2000

(b)  Exhibit 23 - Consent of Independent Public Accountants

Report of Independent Public Accountants
----------------------------------------

To the Plan Administrator of the
     Cinergy Corp. Union Employees' 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the CINERGY CORP.  UNION  EMPLOYEES'  401(k) PLAN as of December 31, 2000 and
1999, and the related  statement of changes in net assets available for benefits for the year  ended  December  31,  2000.  These  financial  statements  and the schedules referred to below are the responsibility of the Plan's management. Our responsibility  is to express an opinion on these  financial  statements and the schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable  assurance about whether the financial  statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting  the amounts and  disclosures in the financial  statements.  An audit also includes assessing the accounting principles used and significant estimates made by  management,  as well as  evaluating  the  overall  financial  statement presentation.  We believe  that our audits  provide a  reasonable  basis for our opinion.

In our opinion,  the financial  statements  referred to above present fairly, in all material  respects,  the net assets available for benefits of the Plan as of
December  31,  2000,  and 1999,  and the  changes  in net assets  available  for benefits for the year ended  December  31, 2000 in  conformity  with  accounting principles generally accepted in the United States.

Our audits  were  performed  for the  purpose of forming an opinion on the basic financial  statements taken as a whole. The supplemental  schedules (Schedules I and II) are  presented  for the  purpose of  additional  analysis  and are not a required part of the basic financial statements but is supplementary information required by the  Department of Labor's Rules and  Regulations  for Reporting and
Disclosure  under the  Employee  Retirement  Income  Security  Act of 1974.  The
supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic  financial  statements  and, in our opinion,  are fairly stated in all material  respects in relation to the basic  financial  statements taken as a whole.

                                                             ARTHUR ANDERSEN LLP

Cincinnati, Ohio
June 25, 2001

                   Cinergy Corp. Union Employees' 401(k) Plan

                 Statements of Net Assets Available for Benefits
                        As of December 31, 2000 and 1999

                                                             December 31,
                                                     2000             1999
                                                     ----             ----
ASSETS
 Investments, at fair value (see Notes 4 and 5)  $100,692,504      $81,569,031

 Employer's contribution receivable                 1,247,167        1,181,527
                                                    ---------        ---------

       Net assets available for benefits         $101,939,671      $82,750,558
                                                 ============      ===========

                 See accompanying notes to financial statements.

                   Cinergy Corp. Union Employees' 401(k) Plan

            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 2000

Additions:
 Additions to net assets attributed to:
   Investment income:
     Net appreciation in fair value of
       investments (see Notes 4 and 5)                       $ 7,979,024
     Interest and dividends                                    5,260,414
                                                               ---------
                                                              13,239,438

   Contributions:
     Participant                                               6,195,011
     Employer                                                  3,086,500
     Rollover                                                     10,240
                                                                  ------
                                                               9,291,751
                                                               ---------
                Total additions                               22,531,189

Deductions:
 Benefits paid to participants                                (2,699,110)
                                                              ----------
              Total deductions                                (2,699,110)
                                                              ----------

Net increase prior to transfers                               19,832,079
Interplan transfers                                             (642,966)
                                                                --------

Net assets available for benefits:                            19,189,113
Beginning of year                                             82,750,558
                                                              ----------

End of year                                                 $101,939,671
                                                            ============

                 See accompanying notes to financial statements.

                         Cinergy Corp. Union Employees'
                                   401(k) Plan
                          Notes to Financial Statements
                           December 31, 2000 and 1999

(1)  Plan Description-

     The following description of the Cinergy Corp. Union Employees' 401(k) Plan
     (the Plan) provides only general information.  Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

     (a)  General--The  Plan  is a  defined  contribution  plan  covering  union employees of Cinergy Corp.'s subsidiaries (collectively,  the Company)
          represented by the  International  Brotherhood of Electrical  Workers,
          Local 1393. The Plan is administered by the Cinergy Benefits Committee and trusteed by the Fidelity  Management  Trust  Company.  The Plan is
          subject to the provisions of the Employee  Retirement  Income Security
          Act of 1974 (ERISA). The administrative  expenses of the Plan are paid by the Company.  Reference  should be made to the Plan  document for a more complete description of the Plan's provisions.

     (b)  Contributions--Under  the Plan,  participants may contribute up to 15%
          of annual pretax  compensation,  as defined in the Plan  Document.  In addition,  a participant may make after-tax  contributions to the Plan which, when combined with pretax contributions,  may not exceed 15% of compensation.  Pretax  and  after-tax  contributions  are  subject  to certain  limitations.  The  pretax  and  after-tax  contributions  are invested by the trustee,  as directed by each  participant,  in one or more investment funds, including Cinergy Corp. Common Stock.

          The Company matches 60% of the first 5% of compensation contributed by each  participant.  An additional  incentive match of up to 40% of the first  5% of  compensation  that  a  participant  contributes  may  be contributed at the discretion of the Company's board of directors. For those  employees  who  do not  contribute  to the  Plan,  the  Company contributes an incentive match assuming the employee contributed 1% of compensation.  All employer  contributions are invested by the trustee in Cinergy Corp. Common Stock. The employer  contributions must remain in Cinergy Corp. Common Stock until the participant reaches age 50 and are  shown in Note 4 as  "Non-participant  Directed"  funds  until the employee elects to transfer the funds to another investment option.

     (c)  Vesting--Participants  are immediately vested in all contributions and earnings thereon.

     (d)  Participant  Account--Each  participant's account is credited with the
          participant's   contribution   and   allocation   of   the   Company's
          contribution   and  Plan  earnings.   Allocations  are  based  on  the
          participant's account balance or contribution percentage as defined in the Plan document.

     (e)  Payment of  Benefits--Participants  are generally  eligible to receive distributions  of assets from the Plan upon  termination of employment
          (including retirement),  death, or disability.  Distributions are paid in a lump sum for vested benefits of $5,000 or less. Distributions are paid in a lump sum or up to ten annual  installments  (at the election of the participant)  for vested benefits  greater than $5,000.  Active participants are also eligible to apply to the Plan  administrator for
          "hardship"  withdrawals  from their pretax account in accordance  with
          Plan provisions.

     (f)  Participant  Loans--Subject to certain  limitations,  participants may apply for loans from their pretax  account  balances.  Interest on the loans is set at the prime rate plus1/2% at the time of borrowing,  and the loans are  secured by the  balance in the  participant's  account.
          Loans  are to be  repaid  within 54  months  through  regular  payroll deductions.

(2)  Significant Accounting Policies-

     (a)  Basis of Accounting--The financial statements of the Plan are prepared under the accrual method of accounting.

     (b)  Investment Valuation and Income Recognition--Investments are stated at fair value.  Shares of registered  investment  companies are valued at quoted redemption prices which represent the net asset value of shares held by the Plan at  year-end.  Cinergy  common stock is valued at its quoted  market  price.  Participant  loans are  valued at cost,  which approximates fair value.

          Purchases and sales of securities are recorded on a trade-date  basis.
          Interest  income is  recorded  on the  accrual  basis.  Dividends  are recorded on the ex-dividend date.

          Transfers of assets  between the Plan and the Cinergy Corp.  Non-Union
          Employees' 401(k) Plan occur as a result of changes in employee status between  the  union  classification  and  the  exempt  and  non-exempt classifications.  Such transfers are reflected as interplan  transfers on the statement of changes in net assets available for benefits.

          A  participant  may  elect  or  change  investment  funds  and/or  the contribution allocation percentages among funds at any time.

     (c)  Use  of   Estimates--The   preparation  of  financial   statements  in
          conformity with accounting principles generally accepted in the United
          States  requires  management to make  estimates and  assumptions  that affect the  reported  amounts of assets and  liabilities  and  changes therein,  and disclosure of contingent  assets and  liabilities at the date of the  financial  statements.  Actual  results could differ from those estimates.

     (d)  Payments of Benefits-- Benefits are recorded when paid.

(3)  Accounting Change-

     The Accounting  Standards  Executive Committee issued Statement of Position
     99-3,  "Accounting for and Reporting of Certain Defined  Contribution  Plan
     Investments and Other Disclosure  Matters" (SOP 99-3), which eliminates the
     requirement    for   a    defined    contribution    plan    to    disclose
     participant-directed investment programs. As required by SOP 99-3, the Plan adopted SOP 99-3 beginning with the 1999 financial statements.

(4)  Non-participant Directed Net Assets-

     Information  about the net assets  and the  significant  components  of the changes in net assets relating to  non-participant  directed balances is as follows:

                                                December 31,
                                         2000                 1999
                                         ----                 ----
        Net assets:
          Cinergy Corp. Common Stock   $28,317,718        $17,102,622
                                       ===========        ===========

                                                            Year Ended
                                                         December 31, 2000
                                                         -----------------
        Changes in net assets:
          Contributions                                     $3,086,499
          Dividends                                          1,294,900
          Net appreciation                                   8,504,068
          Benefits paid to participants                       (405,106)
          Transfers to participant-directed investments     (1,128,362)
          Interplan transfers                                 (136,903)
                                                              --------
                                                           $11,215,096
                                                           ===========

(5)  Investments-

     The following investments exceed 5% of net assets available for benefits as of December 31, 2000 and 1999:
                                                      2000              1999
                                                      ----              ----

           Fidelity Magellan Fund                 $26,990,547       $28,284,311
           Fidelity Equity Income Fund             13,049,853        12,770,736
           Fidelity Retirement Money Market Fund    6,528,109         5,385,442
           Cinergy Corp. Common Stock              40,361,619        25,417,031

     During  2000,  the  Plan's  investments  (including  gains  and  losses  on investments  bought and sold, as well as held during the year)  appreciated
     (depreciated) in value by $7,979,024 as follows:

                   Mutual funds        $ (4,876,273)
                   Common stock          12,855,297
                                         ----------
                                       $  7,979,024
                                       ============

(6)  Federal Income Tax Status-

     The Internal Revenue Service has determined and informed the Plan by letter dated  June 26,  2000,  that the Plan and  related  trust are  designed  in accordance with applicable sections of the Internal Revenue Code (IRC). The
     Plan has been amended since receiving the  determination  letter.  However, the Plan  administrator  and the Plan's legal  counsel  believe the Plan is designed and is being operated in compliance with the applicable provisions of the IRC.

(7)  Reconciliation of Financial Statements to Form 5500-

     The following is a reconciliation  of net assets available for benefits per the financial statements to Form 5500:

                                                            December 31,
                                                        2000           1999
                                                        ----           ----
        Net assets per financial statements          $101,939,671   $82,750,558
        Amounts allocated to withdrawing participants           -       (15,492)
                                                          -------       -------
        Net assets per Form 5500                     $101,939,671   $82,735,066
                                                     ============   ===========

     The following is a reconciliation  of benefits paid to participants per the financial  statements to Form 5500:  Year Ended  December 31, 2000 Benefits
     paid to participants per the financial  statements  $2,699,110 Add: amounts allocated to withdrawing  participants at December 31, 2000 - Less: amounts allocated  to  withdrawing  participants  at  December  31,  1999  (15,492)
     Benefits paid to participants per Form 5500 $2,683,618

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for  distributions  that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

(8)  Plan Termination-

     Although  it has not  expressed  any intent to do so, the  Company  has the right under the Plan to discontinue  its  contributions  at any time and to terminate the Plan subject to the provisions of ERISA.

(9)  Related Party Transactions-

     Certain Plan  investments  are shares of mutual  funds  managed by Fidelity
     Investments. Fidelity Investments is the Trustee as defined by the Plan and therefore,  these transactions qualify as  party-in-interest  transactions.
     The Plan holds  common  stock of the plan  administrator  as defined by the
     Plan  and  therefore,   these  transactions  qualify  as  party-in-interest
     transactions.   Finally,   the  Participant  Loan  Fund  holds  loans  from
     participants  in the Plan and  therefore,  these  transactions  qualify  as party-in-interest transactions.

(10) Plan Changes

     The following changes were made to the Plan during the Plan year and became effective January 1, 2000:

     o    Newly hired  employees of Cinergy  Corp.  are  automatically  enrolled
          (passive   enrollment)  as  of  their  employment  date.   Unless  the
          enrollment is waived, a before tax contribution of 1% will be withheld from the employee's base and overtime compensation  beginning with the first pay. The contributions made to the plan on the employee's behalf will be invested  in one or more funds  selected  in  accordance  with procedures established by the Plan Administrator.
     o    Certain  other  definitions  and  procedural  aspects of the Plan were changed,  including  the  definition  of a change  in  control  of the
          Company and procedural  aspects of participant loan repayments and the
          Plan's acquisition of Cinergy Corp. Common Stock.

     Effective  January 1, 2001 the Plan was further  amended to increase the 1%
     pre-tax contribution for automatic enrollment to 3%.

(11) Prohibited Transactions

     During  2000,  certain  participants  in the Plan  failed to pay back their participant  loan  balances  within the  five-year  limit  required  by the
     Department  of Labor  (Plan  provisions  specify 54 month  repayment).  The attached  schedule of  non-exempt  transactions  provides a detail of these prohibited transactions.

                                                                                                                         Schedule I
                                                                Cinergy Corp. Union Employees'
                                                                          401(k) Plan
                                                                        EIN: 31-1385023
                                                                       Plan Number: 101

                                                  Schedule 4i--Schedule of Assets Held for Investment Purposes

                                                               At End of Year December 31, 2000

 Identity of Issuer, Borrower,     Description of Investment, Including Maturity Date, Rate of                         Current
    Lessor, or Similar Party              Interest, Collateral and Par or Maturity Value                    Cost         Value
    ------------------------              ----------------------------------------------                    ----         -----

*  Cinergy Corp.                            Common Stock                                               $30,097,360   $40,361,619
*  Fidelity Investments                     Magellan Fund                                               22,820,686    26,990,547
*  Fidelity Investments                     Equity Income Fund                                          11,692,002    13,049,853
*  Fidelity Investments                     U.S. Bond Index Fund                                         1,013,018     1,019,782
*  Fidelity Investments                     Low-Priced Stock Fund                                          809,399       786,661
*  Fidelity Investments                     Diversified International Stock Fund                         1,104,639     1,136,495
*  Fidelity Investments                     Freedom Income Fund                                            126,840       127,919
*  Fidelity Investments                     Freedom 2000 Fund                                              636,332       604,456
*  Fidelity Investments                     Freedom 2010 Fund                                            1,820,293     1,828,185
*  Fidelity Investments                     Freedom 2020 Fund                                              664,323       632,505
*  Fidelity Investments                     Freedom 2030 Fund                                              390,413       380,432
   Franklin Investments                     Small Capital Growth Fund                                    2,015,255     1,678,547
*  Fidelity Investments                     Blue Chip Fund                                               1,914,759     1,706,651
*  Fidelity Investments                     Spartan U.S. Equity Index Fund                                 519,082       490,730
*  Fidelity Investments                     Retirement Money Market Fund                                 6,528,109     6,528,109
*  Various plan participants                Participant loans (interest rates ranging from 6.85-10.50%)  3,370,013     3,370,013
                                                                                                         ---------     ---------
     Total assets held for investment purposes                                                         $85,522,523  $100,692,504
                                                                                                       ===========  ============
*  Denotes a party-in-interest

                                                                                                                        Schedule II

                                                                Cinergy Corp. Union Employees'
                                                                          401(k) Plan
                                                                        EIN: 31-1385023
                                                                       Plan Number: 101

                                                        Schedule 4d--Schedule of Nonexempt Transactions

                                                               At End of Year December 31, 2000

                    Relationship to plan,    Description of transactions including maturity date,
 Identity of party    employer or other                  rate of interest collateral,
     involved         party-in-interest                      par or maturity value                     Current value
     --------         -----------------                      ---------------------                     -------------
 Participant A         Employee                11/14/1994       10/09/1998           6.85%                242.97

                                   SIGNATURES

Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the Plan
Committee  has duly caused this annual  report to be signed on its behalf by the undersigned hereunto duly authorized.

                         CINERGY CORP. UNION EMPLOYEES'
                                   401(K) PLAN
                                   -----------

                              By /s/ DARLENE HUGHES
                                 Darlene Hughes
                               Plan Administrator

June 25, 2001

                                                                                                                                                     EXHIBIT 23

                                                           CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

               As independent public accountants, we hereby consent to the incorporation by reference of our report dated June 25, 2001 included in the
Annual Report on Form 11-K for the year ended December 31, 2000 of the Cinergy Corp. Union Employees' 401(k) Plan, into Cinergy Corp.'s previously filed
Registration Statement File No. 33-56067.

                                                                                                                                            ARTHUR ANDERSEN LLP

Cincinnati, Ohio
June 25, 2001